

SECU 16014973



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
DEC 30 2015
Washington DC
404

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SEC FILE NUMBER
8-45411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2014 (MM/DD/YY) AND ENDING 10/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Capital Markets, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 World Financial Center
(No. and Street)

New York (City) New York (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven DeCicco (212) 428-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Center (Address) New York (City) New York (State) 10112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALS

AFFIRMATION

I, Steven DeCicco, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to RBC Capital Markets, LLC and Subsidiaries (the "Company") for the year ended October 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 12/23/15 Date

Steven DeCicco
Chief Financial Officer



Notary Public

DANIELLE BOLDIN
NOTARY PUBLIC, STATE OF NEW JERSEY
ID NO. 50011489
QUALIFIED IN HUDSON COUNTY
MY COMMISSION EXPIRES 3/9/2020

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(An indirect wholly-owned subsidiary of Royal Bank of Canada)

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(An indirect wholly-owned subsidiary of Royal Bank of Canada)
(SEC I.D. No. 8-45411)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5 (e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(An indirect wholly-owned subsidiary of Royal Bank of Canada)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
RBC Capital Markets, LLC & Subsidiaries
New York, New York

We have audited the accompanying consolidated statement of financial condition of RBC Capital Markets, LLC and Subsidiaries (the "Company") as of October 31, 2015, you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of RBC Capital Markets, LLC & Subsidiaries as of October 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 23, 2015

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(An indirect wholly-owned subsidiary of Royal Bank of Canada)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2015
(In thousands)

Assets		
Cash and cash equivalents	$	233,217
Cash and securities segregated for regulatory purposes (including securities of $579,990, at fair value)		2,432,787
Receivable from broker-dealers and clearing organizations		1,375,966
Receivable from clients and counterparties		2,262,400
Financial instruments owned, at fair value (including securities pledged of $6,908,263 and securities in consolidated VIEs of $4,646,112)		19,934,309
Collateralized agreements:		
Securities purchased under agreements to resell, at fair value		41,116,980
Securities borrowed		11,283,310
Securities received as collateral		669,738
Goodwill and intangible assets		1,936,847
Fixed assets — net		209,657
Other assets (including $16,620 in consolidated VIEs)		859,014
Total assets	$	82,314,225
Liabilities and members' equity		
Short-term borrowings (includes $6,751,521 at fair value and $4,656,224 of beneficial interest issued by consolidated VIEs)	$	11,960,553
Payable to broker-dealers and clearing organizations		734,532
Payable to clients and counterparties		4,967,176
Financial instruments sold, but not yet purchased, at fair value (including $1,687 in consolidated VIEs)		6,727,876
Collateralized financing:		
Securities sold under agreements to repurchase, at fair value		45,050,880
Securities loaned		3,467,885
Obligation to return securities received as collateral		669,738
Accrued compensation		1,937,337
Accounts payable and accrued liabilities (including $4,821 in consolidated VIEs)		658,662
		76,174,639
Liabilities subordinated to claims of general creditors		1,400,000
		77,574,639
Members' equity:		
Preferred member's interest		10
Common members' interest		4,739,576
Total members' equity		4,739,586
Total liabilities and members' equity	$	82,314,225

See notes to the Consolidated Statement of Financial Condition

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES

(An indirect wholly-owned subsidiary of Royal Bank of Canada)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF YEAR ENDED OCTOBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets, LLC, a Minnesota limited liability company, (the "Company") is an indirect wholly-owned subsidiary of RBC USA Holdco Corporation ("Holdco" or "Parent") which is a Delaware corporation. Holdco is a wholly-owned subsidiary of Royal Bank of Canada ("RBC" or "Ultimate Parent"). The accompanying consolidated statement include the accounts of the Company and its wholly owned subsidiaries, including RBC Municipal Products, LLC ("MPLLC") and consolidated variable interest entities ("VIEs").

The Company is a registered broker-dealer and investment adviser with the Securities and Exchange Commissions ("SEC") and a Futures Commission Merchant with the Commodities Futures Trading Commission ("CFTC"). The Company is also a member of the New York Stock Exchange ("NYSE") and other securities and commodities exchanges. The Company offers full-service brokerage, investment banking, and asset management services to retail and institutional clients, including correspondent firms and affiliates.

MPLLC is primarily engaged in structuring tender-option municipal bond ("TOBs") securitizations. MPLLC acquires municipal bonds primarily underwritten by the Company, wraps them with a guarantee issued by an affiliated RBC entity, and sells the floating certificates to third parties through securitization transactions while retaining a residual interest in the issuing trusts. MPLLC is also a trustor in third party TOBs where it does not retain a residual certificate and both floating and residual certificates are held by third party investors. Most of the municipal bond securitization entities are considered variable interest entities consolidated by MPLLC.

On December 10, 2013 U.S. authorities finalized section 619 of the Dodd-Frank Act, commonly referred to as the "Volcker Rule", relating to broad prohibitions and restrictions on proprietary trading and certain banking entity relationships with hedge funds and private equity funds (the "Rule"). The final Rule extended the general compliance deadline to July 21, 2015 and provided some flexibility for foreign institutions as it relates to activities conducted outside the U.S. The Company assessed the impact of the Rule and has executed on a plan to address the requirements of the Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's Consolidated Statement of Financial Condition conform to accounting principles generally accepted in the United States of America ("GAAP"). The Consolidated Statement of Financial Condition include the accounts of the Company, its wholly-owned subsidiaries ("Subsidiaries") and consolidated variable interest entities ("VIEs"). Intercompany transactions have been eliminated in consolidation.

The Company applies the "VIE subsections" of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, which provide guidance on how to identify a VIE and how to determine when assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in the Company's Consolidated Statement of Financial Condition (see Note 19).

Use of Estimates — The preparation of the Consolidated Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions which affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. These include: the valuation of certain financial instruments owned and financial instruments sold, but not yet purchased, the outcome of litigation, and the

recoverability of the carrying amounts of goodwill. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

Cash and Securities Segregated for Regulatory Purposes — The Company is required by its primary regulators, SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets.

Client Transactions — The Company executes and clears securities, futures and other derivative transactions for clients. The Company also provides custody services for certain retail and institutional clients and as such receives and holds clients' cash and securities. In the capacity as a clearing and carrying broker, the Company maintains brokerage accounts for clients, including client and proprietary accounts of correspondent brokers. In accordance with SEC Customer Protection Rule – SEC Rule 15c3-3, client accounts are carried as customer and non-customer accounts and are reported as receivable from and payable to clients and counterparties on the Consolidated Statement of Financial Condition. Balances in securities accounts are regulated by the SEC and balances in commodity accounts, which include futures and other derivative transactions, are regulated by the CFTC.

Clients' transactions are recorded on a settlement date basis. In the event clients' securities trades fail, the Company records the transactions to clients' accounts as if they settled and reflects a corresponding fail-to-deliver or fail-to-receive in receivable from or payable to broker dealers and clearing organizations on the Consolidated Statement of Financial Condition. Amounts receivable from and payable to clients generally include amounts due on cash and margin transactions. The Company monitors the market value of collateral held to secure receivables from customers and requests additional collateral, when appropriate.

Certain client trades are executed and cleared through foreign affiliated broker-dealers. In accordance with the Exemption of Certain Foreign Broker Dealers Rule – SEC Rule 15a6 ("SEC Rule 15a6"), the Company reports clients' failed trades on its Consolidated Statement of Financial Condition.

Securities owned by clients, including those that collateralize margin transactions, and held by the Company for clients in an agency or fiduciary capacity, are not securities of the Company and as such are not included on the Consolidated Statement of Financial Condition.

Financial Instruments – Financial instruments owned and financial instruments sold, but not yet purchased include securities and derivatives held for trading and non-trading purposes.

Securities transactions may be settled regular-way or on a delayed basis. Regular-way securities transactions are reported on trade date. Amounts receivable and payable for regular-way securities transactions that have not reached their contractual settlement date are reported net in receivable from or payable to broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition. Delayed delivery transactions, including To-be-announced ("TBA"), When Issued, and Extended Settlement trades are accounted for as derivatives. The principal of these trades are not reported on the Consolidated Statement of Financial Condition until settlement date. Delayed delivery trades are reflected as forward settling trades in Note 6.

Collateralized Financing Agreements — The Company enters into various collateralized financing agreements to facilitate client activities, acquire securities to cover short positions, invest excess cash, and finance certain firm activities. Collateralized financing agreements are presented on the Consolidated Statement of Financial Condition based on the agreements and nature of transactions. Transactions subject to a Master Repurchase Agreement ("MRA") are presented as securities purchased under agreements to resell and securities sold under agreements to repurchase on the Consolidated Statement of Financial Condition. Transactions subject to Master Securities Lending Agreements ("MSLA") are presented as securities borrowed and securities loaned on the Consolidated Statement of Financial Conditions. The Company has elected fair value option on certain short-term borrowings which are subject to other collateralized agreements and are discussed in Note 10.

- ***Resale and Repurchase Agreements*** — The Company purchases securities under agreements to resell ("resale agreements") and takes possession of these securities. Resale agreements are treated as collateralized lending

transactions whereby the Company monitors the market value of the securities purchased and additional collateral is obtained when appropriate. The Company also has the right to liquidate the collateral held in the event of counterparty default. The Company also sells securities under agreements to repurchase ("repurchase agreements"), which are treated as collateralized borrowing transactions.

Resale and repurchase agreements are carried on the Consolidated Statement of Financial Condition at fair value. The Company has elected the fair value option for resale and repurchase agreements.

The Company nets certain resale and repurchase agreements with the same counterparty on the Consolidated Statement of Financial Condition when the requirements of ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met.

Resale and repurchase agreements may fail to settle on the expected settlement date. Transactions failed on start dates are not reported on the Consolidated Statement of Financial Condition. Transactions failed on the end date are not derecognized from the Consolidated Statement of Financial Condition.

- ***Securities Borrowed and Securities Loaned*** — Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

  Securities borrowed and securities loaned also include transactions where the Company acts as a lender in securities lending agreements and receives securities as collateral. In accordance with ASC 860, *Transfers and Servicing*, the market value of securities received is recognized as an asset in securities received as collateral and a corresponding liability in obligation to return securities received as collateral on the Consolidated Statement of Financial Condition.

Goodwill and Intangible Assets — Through various acquisitions, the Company recognized goodwill for any unidentifiable intangible assets. Goodwill is generally carried at acquisition costs, net of impairments.

Intangible assets include acquired client relationships, capitalized software and exchange membership seats. Client relationships are considered to have finite lives and are amortized over their estimated useful lives of three to ten years on a straight-line basis. Capitalized software costs are amortized on a straight-line basis over the estimated economic life, generally over three to five years. Exchange membership seats, which provide the Company with rights to trade on certain exchanges are carried at cost. If the recoverable amount of the asset is less than its carrying amounts, the carrying amount of the intangible asset is written down to its recoverable amount as an impairment loss.

ASC 350, *Intangibles — Goodwill and Other*, requires, at a minimum, an annual assessment of the recoverability of goodwill using a two-step process. Goodwill is required to be tested more frequently when there are indications of impairment. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment, if any. The Company performed its annual assessment as of August 1, 2015, and no impairment loss was recorded as a result of this test.

Fixed Assets — Depreciation for equipment and furniture is provided on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease plus one renewal not to exceed 10 years. Depreciation for equipment and furniture and amortization for leasehold improvements and capitalized software commence on the date placed into service. Depreciation and amortization for work in progress also begins when the assets are placed in service.

Income Taxes — The Company is a limited liability company which is taxed as a partnership, and as such does not pay federal or state income tax. The members of the Company are subject to federal and state income taxes based on their respective distributive share of the Company's income. As a result, there is no provision for federal or state income taxes. However, the Company is liable for New York City, District of Columbia, and City of Philadelphia

unincorporated business tax. The Company is also liable for Canadian federal and provincial taxes on income of its Canadian branch. A tax provision for the unincorporated business tax and the Canadian federal and provincial taxes has been included in the Consolidated Statement of Financial Condition utilizing currently enacted tax rates. The Company will make distributions to its members, subject to approval by the board of directors, to enable the members to pay their tax liabilities arising from their ownership of the Company.

The Company accounts for the unincorporated business tax and Canadian taxes under the asset and liability method prescribed by ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Consolidated Statement of Financial Condition carrying amount of existing assets and liabilities and their respective tax bases using currently enacted tax rates.

The Company also applies the accounting principles related to the accounting for uncertainty in income taxes. These principles prescribe a recognition threshold and measurement attribute for the Consolidated Statement of Financial Condition recognition and measurement of a tax position taken or expected to be taken in a tax return. These principles provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Employee Benefit and Deferred Compensation Plans — The Company sponsors a defined contribution retirement plan, the RBC-U.S.A. Retirement and Savings Plan (the "Plan"), available to substantially all full-time employees. Participants may contribute both on a pre-tax and/or Roth 401(k) basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least age 50 may make additional pre-tax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis.

The Company generally matches employee contributions up to a maximum of 6% of eligible pre-tax and/or Roth 401(k) compensation, which is invested at the direction of the participant. Employees must complete one year of service to be eligible to receive this contribution with at least 1,000 hours of service. Company matching contributions gradually vest over the first five years of service with RBC or any of its subsidiaries, with immediate vesting on contributions after five years. The Company's policy is to fund plan costs currently.

The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC US Wealth Accumulation Plan ("WAP"). The WAP is settled in mutual fund and RBC common shares. The Company records an obligation for the vested portion of the amounts owed to employees, including the RBC stock-settled portion that requires payment of cash by the Company to its Ultimate Parent in order to effect settlement. The obligation for the WAP is accrued as a liability over the vesting periods. For the portion of the awards indexed to the value of RBC's common stock, the accrued obligation is based on the market price of RBC common shares at the end of the reporting period. See Note 12 for further information on the Company's deferred compensation plans.

The Company has a deferred bonus plan for certain key employees. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on RBC common shares. While the awards are paid out generally at the end of three years, there is no substantive vesting period. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of RBC common shares at the time the bonus is paid.

Future Accounting Changes —

ASC 606, Revenue from Contracts with Customers. In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The new guidance will create a more principles-based approach to revenue recognition. Under the new guidance, companies will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect consideration to which a company expects to be entitled in exchange for those goods or services by applying a five step-process. The standard would require additional disclosures and provide more guidance for transactions such as revenue and contract modification. The guidance must be adopted using either a full retrospective approach or a modified retrospective approach. In addition, an explanation of the significant changes between the reported results under the new revenue standard and prior US GAAP is needed. The guidance

will be applicable for the Company in the fiscal year beginning November 1, 2018. The Company is currently evaluating the impact of adopting this ASU on the Company's Consolidated Statement of Financial Condition.

ASC 860, Transfers and Servicing. In June 2014, the FASB issued ASU 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.* The new guidance aligns the accounting for repurchase-to-maturity transactions and repurchase agreements executed as a repurchase financing with the accounting for other typical repurchase agreements. Going forward, these transactions would all be accounted for as secured borrowings. The guidance eliminates sale accounting for repurchase-to-maturity transactions and supersedes the guidance under which a transfer of a financial asset and a contemporaneous repurchase financing could be accounted for on a combined basis as a forward agreement, which has resulted in outcomes referred to as off-balance-sheet accounting. The amendment requires a new disclosure for transactions economically similar to repurchase agreements in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. The amendment also requires expanded disclosures about the nature of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The guidance will be applicable for the Company in the fiscal year beginning November 1, 2015. The Company is currently evaluating the impact of adopting this ASU and does not believe the adoption will have a material impact on the Company's Consolidated Statement of Financial Condition.

ASC 718, Compensation – Stock Compensation. In June 2014, the FASB issued ASU 2014-12, *Accounting for Share-Based Payments When the Terms of an Award Provide that a Performance Target Could be Achieved after the Requisite Service Period.* The new guidance clarifies that a performance target in a share-based compensation award that could be achieved after an employee completes the requisite service period should be treated as a performance condition that affects the vesting of the award. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Entities may apply the amendments in this update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statement and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this update as of the beginning of the earliest annual period presented in the financial statement should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The guidance will be applicable for annual periods or interim periods beginning after December 15, 2015. The Company is currently evaluating the impact of adopting this ASU on the Company's Consolidated Statement of Financial Condition.

ASC 810, Consolidation. In August 2014, the FASB issued ASU 2014-13, *Measuring the Financial Assets and the Financial Liabilities of a consolidated Collateralized Financing Entity.* The guidance requires a reporting entity to consolidate a collateralized financing entity under the VIEs Subsections of ASC 810-10 when (1) the reporting entity measures all of the financial assets and the financial liabilities of that consolidated collateralized financing entity at fair value in the Consolidated Statement of Financial Condition based on other Topics, and (2) the changes in the fair values of those financial assets and financial liabilities are reflected in earnings. For public business entities, the amendments in the ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments in this ASU are effective for annual periods ending after December 15, 2016, and interim periods beginning after December 15, 2016. Early adoption is permitted as of the beginning of an annual period. The Company is currently evaluating the impact of adopting this ASU on the Company's Consolidated Statement of Financial Condition.

ASC 205, Presentation of Financial Statement – Going Concern. In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* This update requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statement are issued (or within one year after the date that the financial statement are available to be issued when applicable). When conditions or events raise substantial doubts about an entity's ability to continue as a going concern, management shall disclose: i) the principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern; ii) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and iii) management's plans that are intended to mitigate the conditions or events – and whether or not those plans alleviate the substantial doubt about the entity's

ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and early application is permitted. The Company is currently evaluating the impact of adopting this ASU on the Company's Consolidated Statement of Financial Condition.

ASC 225, Income Statement – Extraordinary and Unusual Items. In January 2015, FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items. The new guidance will reduce the complexity of the current standard by eliminating the concept of extraordinary items from GAAP. Subtopic 225-20, Income Statement-Extraordinary and Unusual Items, previously required that an entity separately classify, present and disclose extraordinary events and transactions. An event or transaction was presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. An extraordinary item was defined as an event or transaction being unusual in nature and infrequent in occurrence. The amendment eliminates the separate presentation of extraordinary items but does not change the requirement to disclose material items that are unusual or infrequent in nature. Eliminating the concept of extraordinary items will allow the entity to no longer have to access whether a particular event or transaction is both unusual in nature and infrequent in occurrence. The guidance will be applicable for the Company in fiscal year, and interim periods within those fiscal years, beginning after December 15, 2015. The Company is currently evaluating the impact of adopting this ASU and does not believe the adoption will have a material impact on the Company's Consolidated Statement of Financial Condition.

ASC 810, Consolidation. In February 2015, FASB issued ASU 2015-02, *Consolidation (Topic 810):* Amendments to the Consolidation Analysis. The new guidance will eliminate the deferral of FAS 167 and update the variable interest model and the voting model. It also permanently exempts reporting entities from consolidating money market funds. A reporting entity that has an interest in a fund that qualifies for the exception is required to disclose any financial support it provided to the fund during the periods presented and any explicit arrangements to provide financial support in the future. The guidance changes the identification of variable interests (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and the primary beneficiary determination. The guidance will be applicable for public companies in fiscal years beginning after December 15, 2015 and for all other companies in fiscal years beginning December 15, 2016. The Company is currently evaluating the impact of adopting this ASU on the Company's Consolidated Statement of Financial Condition.

ASC 835, Interest – Imputation of Interest. In April 2015, FASB issued ASU 2015-03, *Interest – Imputation of* Interest: Simplifying the Presentation of Debt Issuance Costs. The guidance will update the presentation of debit issuance costs to be a direct deduction from the related debt liability rather than as a deferred asset. Amortization of the costs is reported as interest expense. This new guidance is consistent with the presentation of debt discounts. The amendment does not affect the current guidance on the recognition and measurement of debit issuance cost. The guidance will be applicable for the Company in fiscal year, and interim periods within those fiscal years, beginning after December 15, 2015. The Company is currently evaluating the impact of adopting this ASU and does not believe the adoption will have a material impact on the Company's Consolidated Statement of Financial Condition.

ASC 350: Intangibles – Goodwill and Other. In April 2015, FASB issued ASU 2015-05, *Intangibles:* Goodwill and Other: Internal-Use Software: Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The guidance will provide guidance on the accounting for fees paid in connection with a cloud computing arrangement. Under the new guidance, an entity should determine whether the arrangement includes a software license. If so, the entity should account for the software license component in a manner consistent with the accounting for other software licenses. If the arrangement does not include a software license, the arrangement should be accounted for as a service contract. The guidance will be applicable for the Company in the fiscal year beginning after December 15, 2015. The Company is currently evaluating the impact of adopting this ASU and does not believe the adoption will have a material impact on the Company's Consolidated Statement of Financial Condition.

3. CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. Cash and securities segregated pursuant to Rule 15c3-3 are reported in cash and securities segregated for regulatory purposes on the Consolidated Statement of Financial Condition. At October 31, 2015, the Company had $450.0 million held on deposit in reserve bank accounts for customers.

The Company also computes a reserve requirement for the proprietary accounts of brokers ("PAB") and may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of PAB clients. Cash and securities segregated for PAB clients are reported in cash and securities segregated for regulatory purposes on the Consolidated Statement of Financial Condition. At October 31, 2015, the Company had $125.0 million held on deposit in reserve bank accounts for PAB clients.

In addition, cash of $1.3 billion and securities of approximately $579.9 million have been segregated pursuant to Section 4d (2), Section 4d (f) and Regulation 30.7 under the Commodity Exchange Act and are reported in cash and securities segregated for regulatory purposes on the Consolidated Statement of Financial Condition.

4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at October 31, 2015, consist of the following (in thousands):

	Receivable	Payable
Clearing organizations	$ 612,450	$ 520
Carry brokers	42,721	-
Unsettled regular-way trades - net	-	447,570
Securities failed to deliver / receive	552,476	212,778
Other broker-dealers	168,319	73,664
	$ 1,375,966	$ 734,532

The Company is a member of several securities and derivatives clearing organizations. It clears proprietary and clients' transactions through these clearing organizations and other clearing brokers, including affiliates. Clearing organizations and carry broker balances generally include good-faith and margin deposits, as well as continuous net settlement amounts for firm and clients' trades.

Amounts for securities fail-to-deliver and fail-to-receive represent the contract value of securities transactions that have not been settled. These balances also include amounts related to client trades executed and cleared through foreign affiliates and are reported in accordance with SEC Rule 15a6.

Other broker-dealer balances include amounts in connection with the settlement of sweep programs and other securities settlements.

5. RECEIVABLE FROM AND PAYABLE TO CLIENTS AND COUNTERPARTIES

Amounts receivable from and payable to clients and counterparties at October 31, 2015, consist of the following (in thousands):

	Receivable	Payable
Customers:		
Securities accounts	$ 1,448,798	$ 1,356,848
Futures and commodity accounts	94,168	1,314,964
Cash on deliver / receive	183,579	150,794
Non-customers:		
Securities accounts	535,728	1,760,159
Futures and commodity accounts	127	384,411
	$ 2,262,400	$ 4,967,176

Receivables from and payables to customers and non-customers, including affiliates, generally include amounts due on cash and margin accounts. Amounts in clients' securities accounts relate to securities transactions and amounts in futures and commodity accounts related to futures, options and other derivative transactions. Certain clients are counterparties to firm and other client trades. These trades are generally settled on a cash on delivery / cash on receive basis. The balances in these accounts represent the proceeds of securities transactions that have not been delivered or received on settlement dates. See Note 18 on related party transactions.

Clients' securities held by the Company are not reported on the Consolidated Statement of Financial Condition.

6. FINANCIAL INSTRUMENTS OWNED AND FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED

Financial instruments owned, including those pledged as collateral and financial instruments sold, but not yet purchased, at October 31, 2015 consist of the following (in thousands):

	Owned	Sold, But Not Yet Purchased
Commercial paper and certificate of deposits	$ 480,467	$ 28,246
U.S. and Canadian government and agency obligations	10,320,351	4,801,803
State and municipal obligations [(1)]	5,166,843	1,326
Corporate and other debt obligations	2,794,248	1,548,228
Mutual fund investments	719,802	-
Equity securities	360,509	274,143
Derivatives	90,410	74,130
Other investments	1,679	-
	$ 19,934,309	$ 6,727,876

(1) Financial instruments owned includes $4,646,112 in consolidated VIEs

In the table above, certain financial instruments are held for non-trading purposes and used to economically hedge certain deferred compensation. Financial instruments held for purposes other than trading include mutual fund investments with a fair value of $624.8 million and derivative related assets with fair value of $16.7 million.

Derivative Transactions

The Company enters into derivatives to satisfy the needs of its customers and to manage the Company's exposure to risk resulting from its trading activities and compensation plans. The Company uses industry standard derivative contracts whenever appropriate.

Derivatives with a positive fair value are reported in financial instruments owned and derivatives with a negative fair value are reported in financial instruments sold, but not yet purchased on the Consolidated Statement of Financial Condition. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell physical assets at specified terms on a specified date.

The table below sets forth the fair value and notional amounts of open derivative contracts as at October 31, 2015 (in thousands):

	Gross Assets Fair Value	Gross Liabilities Fair Value	Contract/ Notional
Derivatives not designated as hedging instruments:			
Equity options	$ 7,018	$ 12,597	982,335
Forward settling trades (1)	134,579	126,747	88,607,900
Interest rate swaps	19	2,632	214,515
Futures option contracts	58	-	59,875
Total return swaps (2)	17,368	785	802,604
Total derivatives	$ 159,042	$ 142,761	90,667,229

(1) Certain forward settling trades are reflected net on the Statement of Financial Condition. Refer to Note 16.

(2) Total return swaps includes $16.7 million of assets related to hedging of deferred compensation plans and not trading in nature. See Note 12.

In addition to the derivative amounts above, the Company had open aggregate notional futures contracts of $4.6 billion. The Company's futures contracts, which has commitments to buy or sell equity indexes, interest rate and currency contracts, are executed on exchanges, and cash settlement occurs on a daily basis. At October 31, 2015, the net unsettled open trade equity for futures contracts totaled $6.4 million and is included in receivable from broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition.

7. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible at October 31, 2015 are reflected in the table below (in thousands):

	Net Book Value
Goodwill	$ 1,746,550
Intangible assets:	
Internally develop software	176,566
Exchange membership seats	5,810
Client relationships - net	7,921
Total	$ 1,936,847

Goodwill is tested for impairment annually as of August 1. During the year ended October 31, 2015, no impairment to goodwill was recognized.

The Company owns several exchange memberships seats. The exchange membership seats, which provide the Company with the right to conduct business on the exchanges, are carried at cost or, if an other-than temporary impairment has occurred. Exchange membership seats are reviewed for impairment annually. As at October 31, 2015, there were no impairments to exchange membership seats.

Client relationships are considered to have finite lives and are amortized over their estimated useful lives of three to ten years on a straight-line basis. At October 31, 2015, gross carrying amount of intangible assets related to client relationships totaled $29.1 million and related accumulated amortization totaled $21.2 million.

Capitalized software costs are amortized on a straight-line basis over the estimated economic life, generally over three to five years. At October 31, 2015, gross carrying amount of intangible assets related to internally developed software totaled $484.3 million and related accumulated amortization totaled $307.7 million.

8. FIXED ASSETS

The Company's fixed assets at October 31, 2015, consist of the following (in thousands):

	Cost	Depreciation and Amortization	Net Book Value
Computer and equipment	$ 380,669	$ 275,989	$ 104,680
Leasehold improvements	265,585	160,999	104,586
Other fixed assets	391	-	391
Total	$ 646,645	$ 436,988	$ 209,657

9. OTHER ASSETS AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

OTHER ASSETS

Other assets, at October 31, 2015, consist of the following (in thousands):

Loans receivables	$	326,952
Fee receivables		91,674
Interest and dividend receivables		204,415
Other intergroup receivables (see Note 19)		98,046
Prepaid and deferred charges		72,551
Deferred income taxes - net		18,653
Other receivables		46,723
Total	$	859,014

Loans receivables include staff loans made to financial consultants and other employees. Staff loans are forgivable loans provided to investment advisors as incentive to join the Company. Loans are amortized on a straight line basis over the terms of the loans, which is generally two to nine years.

Fee receivables mainly include accrued fees in connection with underwriting, investment management, and other client asset servicing.

Interest and dividends receivables mainly include accrued interest and dividends from long trading securities, reverse repos and securities borrowed. Approximately $0.2 million of accrued interest receivables are with affiliates.

Prepaid and deferred charges largely include funds advanced to third-party service providers to cover rent, market data and other communications costs.

Deferred income taxes relate to future tax benefits in connection with unincorporated business taxes and certain Canadian taxes.

Other receivables include various miscellaneous receivables, including lease receivables, certain tax receivables, and certain staff related receivables.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities, at October 31, 2015, consist of the following (in thousands):

Interest and dividend payables	$	150,016
Deferred income		97,868
Rent and lease payables		76,595
Other intergroup payables		39,204
Other liabilities		294,979
Total accounts payable and accrued liabilities	$	658,662

Interest and dividend payables mainly include accrued interest and dividends from short trading securities, repos and securities loaned.

Deferred income includes fees connected with soft dollar arrangements and asset management fees that were billed and received in advance.

Rent and lease payables mainly include advances and credits received from landlords for leases and leasehold improvements.

Other liabilities include accrued litigation provisions, various miscellaneous payables, including underwriting syndicate related payables, tax payables, escheatment payables, other accrued expenses. Accrued litigation provisions represent amounts the Company maintains for outstanding legal matters. The Company accrues for litigation related liabilities when it is probable such liability has been incurred and the amount of the loss can be reasonably estimated. Refer to Note 20 for further discussion on litigation matters.

10. SHORT-TERM BORROWINGS

The Company has $1.2 billion in short-term (overnight) credit facilities with non-affiliated banks. These facilities are used to manage short-term liquidity needs. As of October 31, 2015, there was no balance outstanding under these facilities.

The Company has an $850.0 million short-term (overnight) credit facility with RBC. This facility is used to manage short-term liquidity needs. As of October 31, 2015, there was no outstanding balance under this facility.

The Company entered into a $35.0 million uncommitted overdraft credit facility on October 21, 2015 with RBC Investor Services Bank S.A. This facility is used for the facilitation of settling foreign exchange transactions. As of October 31, 2015, there was no outstanding balance under this facility.

The Company extended the $3.0 billion revolving credit agreement with RBC on August 19, 2015, now maturing on August 17, 2016. This facility is used to manage short-term liquidity needs. At October 31, 2015, the amount available was $3.0 billion and there were no borrowings under this facility. Loans under this facility are unsecured.

The Company has a secured loan agreement with Bedford Row Funding Corp. ("Bedford Row"), an affiliate, not to exceed $10.0 billion at any given time. This facility, which expires on December 4, 2018, is used to provide an alternative source of funding and to complement the current funding programs, which includes short-term repurchase agreement financing. During the year ended October 31, 2015, certain matured loans were refinanced into new loans with Bedford Row and did not result in cash receipts or payments because they were settled net. As of October 31, 2015, $6.8 billion was outstanding, all of which will mature within one year. The fair value of securities pledged as collateral on this loan was $6.8 billion.

The Company has an uncommitted money market facility agreement with RBC Investor Services Bank S.A., an affiliate, not to exceed Euro 240.0 million. This facility is used to manage short-term liquidity needs. As of October 31, 2015, the Company had EUR 67.9 million and GBP 44 million (total US$142.6 million) of borrowing under this facility. Interest is based on 3 months EURIBOR and GBP LIBOR (0.52% and 0.70% respectively, at October 31, 2015), and totaled $426.8 thousand for the year ended October 31, 2015.

The Company utilizes the TOB securitization entities to finance taxable and tax-exempt municipal bond transactions. As of October 31, 2015, $4.6 billion of beneficial interest held by third parties were outstanding. At October 31, 2015 there was $69.0 million outstanding under the liquidity facility. Refer to Note 19 for further discussions on consolidated VIEs.

The Company has a $400.0 million term loan agreement with RB U.S. Credit Services, Inc., an affiliate. The loan is unsecured and matures on July 15, 2016, with no scheduled principal payments until maturity.

11. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at October 31, 2015, are as follows (in thousands):

Subordinated debt entered into on March 2, 2012 with RBC USA Holdco Corporation, the Parent, maturing on March 2, 2017. The borrowing is non-interest bearing.	$	1,386,000
Subordinated debt entered into on March 2, 2012 with RB CM Member Corp., maturing on March 2, 2017. The borrowing is non-interest bearing.		14,000
Total	$	1,400,000

All liabilities subordinated to claims of general creditors are covered by agreements approved by FINRA and are available for computing the Company's net capital pursuant to the SEC net capital rule. To the extent such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Refer to Note 22 for further discussion on regulatory matters.

12. DEFERRED COMPENSATION PLANS

Wealth Accumulation Plan — The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC US Wealth Accumulation Plan. Awards are made to the plan based on certain performance metrics. In addition, the plan allows eligible employees to make voluntary deferrals of their annual income. All voluntary deferrals and awards are allocated among various fund choices, which include an RBC Share Account that tracks the value of RBC common shares. The fair value of matching contributions is based on quoted market prices. Employee deferrals are immediately 100% vested. Awards generally vest over a period of five years starting after the grant year. Employees are entitled to the investment returns on their balances based on the performance of the mutual funds they select as well as RBC common shares.

In connection with its obligations under the WAP, the Company has purchased shares of the various mutual funds offered in the plan.

The Company also entered into total return swaps with an affiliate of RBC related to its RBC Share Account obligation under the WAP, which expire on various dates ending March 2016.

The table below summarizes the assets and liabilities related to the WAP as of October 31, 2015 of which are included in financial instruments owned, at fair value and accrued compensation, respectively, on the Consolidated Statement of Financial Condition. Below table shows balances in thousands.

Assets		
Cash	$	1,075
Mutual fund investments at fair value		624,802
Fair value of total return swap (notional amount of $195.4 million)		14,834
Liabilities		
Accrued compensation	$	924,646

Deferred Compensation — The Company has a deferred bonus plan for certain key employees. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on RBC common shares. The awards are paid out generally at the end of three years, although there

is no substantive vesting period. The awards are recorded as a part of compensation expense during the year of grant. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of RBC common shares at the time the bonus is paid. The value of the deferred bonus liability as of October 31, 2015 was $380.8 million and is included in accrued compensation on the Consolidated Statement of Financial Condition.

13. MEMBERS' EQUITY

The Company has 200,200 common membership interests, of which 198,198 are owned by Holdco and 2,002 are owned by RB CM Member Corp, a wholly owned subsidiary of Holdco.

The Company also has one preferred membership interest owned by RB CM Pref Holdco Corp., an affiliate.

The Company made distributions totaling $155.6 million for the year ended October 31, 2015 to its common members.

14. INCOME TAXES

The Company has no uncertain tax positions as of October 31, 2015.

The Company has open tax years subject to examination for federal and state tax filings. The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination.

Jurisdiction	Tax Year
Canada	2011
United States	2010

15. PLEDGED COLLATERAL

The Company pledged certain financial instruments owned to meet margin requirements and to collateralize repurchase agreements and other securities financing activities. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned, at fair value, on the Consolidated Statement of Financial Condition.

Under the Company's collateralized financing agreements, the Company either receives or provides collateral. In many cases, the Company is permitted to sell or repledge these securities held as collateral. The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearinghouses and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

At October 31, 2015, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge was approximately $60.7 billion, of which $23.7 billion has been repledged to counterparties with rehypotication rights and $37.0 billion were otherwise encumbered.

16. OFFSETTING OF FINANCIAL INSTRUMENTS

The table below provides the amount of financial instruments that have been offset on the Consolidated Statement of Financial Condition and the amounts that do not qualify for offsetting but are subject to enforceable master netting arrangements or similar agreements. The amounts presented are not intended to represent our actual exposure to credit risk. As of October 31, 2015, the assets and liabilities are as follows (in thousands):

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Gross Amount Not Offset in the Consolidated Statement of Financial Condition	Net Amount
Assets					
Derivative related assets (1)	$ 159,042	$ (68,632)	$ 90,410	$ (14,615)	75,795
Securities purchased under agreements to resell, at fair value	46,143,603	(5,026,623)	41,116,980	(41,048,825)	68,155
Securities borrowed	11,283,310	-	11,283,310	(10,966,815)	316,495
Securities received as collateral	669,738	-	669,738	(666,980)	2,758
Liabilities					
Derivative related liabilities (1)	$ 142,762	$ (68,632)	$ 74,130	$ (20,060)	54,070
Securities sold under agreements to repurchase, at fair value	50,077,503	(5,026,623)	45,050,880	(44,998,874)	52,006
Securities loaned	3,467,885	-	3,467,885	(3,382,890)	84,995
Obligation to return securities received as collateral	669,738	-	669,738	(666,980)	2,758

(1) Derivative related assets and derivative related liabilities are reported in financial instruments owned and financial instruments sold, but not yet purchased, respectively.

Offsetting within the Consolidated Statement of Financial Condition may be achieved where financial assets and liabilities are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis, or realize the assets and liabilities simultaneously. For derivative contracts and repurchase and reverse repurchase arrangements, this is generally achieved when there is a market mechanism for settlement (e.g. central counterparty exchange, or clearing house) which provides daily net settlement of cash flows arising from these contracts.

Amounts that do not qualify for offsetting include master netting arrangements that only permit outstanding transactions with the same counterparty to be offset in an event of default or occurrence of other predetermined events. Such master netting arrangements include MRA and MSLA for repurchase, reverse repurchase and other similar secured lending and borrowing arrangements.

The amount of the financial collateral received or pledged subject to master netting arrangement or similar agreements but not qualified for offsetting refers to the collateral received or pledged to cover the net exposure between counterparties by enabling the collateral to be realized in an event of default or the occurrence of other predetermined events. Certain amounts of collateral are restricted from being sold or re-pledged unless there is an event of default or the occurrence of other predetermined events.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

A significant portion of the Company's Consolidated Statement of Financial Condition is carried at fair value with changes in fair value recognized in earnings each period. Assets and liabilities are measured at fair value, either through election of fair value option or as required by other accounting guidance.

Fair Value Measurements – ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Option – ASC 825, *Financial Instruments*, provides a fair value option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for securities purchased under agreements to resell, securities sold under agreements to repurchase and certain short-term borrowings.

Fair Value Hierarchy and Valuation Framework – In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The availability of inputs relevant to the asset or liability and the relative reliability of the inputs could affect the selection of appropriate valuation techniques. The fair value hierarchy consists of three broad levels:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are derived principally from observable market data.
- Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

Valuation Process – The Company's business units are responsible for valuing their respective portfolio of financial assets and liabilities.

The Global Valuation Committee, established by RBC, is an independent group responsible for providing oversight on financial instruments fair value policies and practices, escalating significant valuation issues, and reviewing and approving valuation adjustment methodologies.

The Valuation Group ("VG") is responsible for the Company's valuation policies, processes and procedures. VG is independent of the business units. It implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs, wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure the valuation approach utilized is appropriate and consistently applied and the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

Model Review –VG, in conjunction with the Global Risk Management Department ("GRM") and, where appropriate, the Credit Risk Management Department, both of which are within RBC, independently review

valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VG reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VG develops a methodology to independently verify the fair value generated by the business unit's valuation models. Before trades are executed using new valuation models, those models are required to be independently reviewed. All of the Company's valuation models are subject to an independent annual review by VG.

Independent price verification ("IPV") – IPV is a control process by which system market prices or model inputs are verified for accuracy or reasonableness. Generally on a monthly basis, VG independently validates the fair values of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

The relevance and reliability of the IPV process is dependent on the quality of the inputs used. Assessing data sources and input factors is a judgmental process in which all facts and circumstances have to be taken into account. For example, the use of observable prices from active markets is maximized and the use of unobservable inputs minimized. Conversely, when a market is deemed to be inactive, observable inputs may not be available, and in such circumstances compensating controls are employed.

For financial instruments categorized within Level 3 of the fair value hierarchy, VG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VG to the fair value generated by the business units are presented to management of the Company and Global Valuation Committee.

Review of New Level 3 Transactions - VG reviews the models and valuation methodology used to price all new material Level 3 transactions.

Level 1 and 2 Valuation Techniques:

Securities Purchased/Sold under Agreements to Resell/Repurchase and Short-Term Borrowings — The fair value of reverse repurchase and repurchase agreements and short-term borrowings are determined using discounted cash flow models using multiple market inputs, including interest rates and spreads. The inputs are generally from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions.

Commercial Paper and Certificates of Deposit — The fair value of commercial paper is estimated using broker quotes that utilize observable market inputs and are generally classified as Level 2. The fair value of certificates of deposit is estimated using yield curves and credit spreads, where available, and classified as Level 2 of the fair value hierarchy. The yield curves and spreads are from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions. To the extent yield curves and credit spreads are not available; these securities are generally classified as Level 3.

U.S. and Canadian Government and Agency Obligations and Securities Segregated for Regulatory Purposes — The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the fair value hierarchy. The fair value of securities not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy.

State and Municipal Obligations — State and municipal bonds are determined using either recently executed transaction prices, broker quotes, pricing services, or in certain instances, discounted cash flow valuation models using rate inputs such as benchmark yields and risk spreads of comparable securities. Securities with observable

prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Corporate and Other Debt Obligations — The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Equities Securities — Exchange-traded securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy. To the extent the securities are not listed, actively traded, or restricted, the securities are generally categorized in Level 2 of the fair value hierarchy. Money market mutual funds are valued using the published net asset value ("NAV") of the fund. The NAV of the funds is at amortized cost in accordance with rules under the Investment Company Act of 1940 (Rule 2a-7). Generally, amortized cost approximates the current fair value of a security, and since pricing information is readily available on an on-going basis, such securities are categorized as Level 1 of the fair value hierarchy.

Derivatives — The fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are generally classified as Level 1 in the fair value hierarchy. The fair values of over the counter derivatives are determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow method or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors. Other adjustments to fair value include bid-offer, credit valuation adjustments, funding valuation adjustments, overnight index swap, parameter and model uncertainties, and unrealized gain or loss at inception of a transaction. A derivative instrument is classified as Level 2 in the hierarchy if observable market inputs are available or the unobservable inputs are not significant to the fair value.

Mutual Fund Investments — The fair value of mutual fund investments are based on quoted price (unadjusted) of identical instruments and classified as Level 1 in the fair value hierarchy.

Level 3 Valuation Techniques — Within state and municipal obligations and corporate and other debt obligations, the Company holds certain Auction Rate Securities ("ARS") and TOBs. These securities are classified as Level 3 due to long-dated maturities and/or significant unobservable spreads.

The fair value of ARS is determined using a discounted cash flow calculation model, which relies on independent external market data, where available, and an internally developed methodology to discount for the lack of liquidity and non-performance risk in the current market environment. Inputs that affect the valuation of the ARS are the underlying collateral types, structure, liquidity considerations, independent external market data, the maximum interest rate, and quality of underlying issuers/insurers.

Senior and subordinate tranches of asset back securities are generally classified as level 2 based on market transparency evidenced by dealer/broker pricing as well as transaction data. Residual or equity tranches of asset back securities are generally classified as level 3 due to limited market transparency. The fair value of these securities is determined using discounted cash flow model with a combination of inputs such as prepayment and default vectors, loss severity and yields.

The fair value of TOBs is determined using prices from various pricing services and/or broker data. When market observable pricing is available for these securities, they are classified as Level 2. Some of the municipal bonds in TOB structures are classified as level 3 due to lack of market transparency.

The following table presents the financial instruments measured at fair value on a recurring basis as of October 31, 2015 categorized by the valuation hierarchy set out in ASC 820 (in thousands):

	Fair Value Measurements Using			Assets/ Liabilities at Fair Value
	Level 1	Level 2	Level 3	
Financial assets:				
Cash and cash equivalents - money market investments	$ 43,255	$ -	$ -	$ 43,255
Securities segregated for regulatory purposes	534,997	44,995	-	579,992
Securities purchased under agreements to resell	-	41,116,980	-	41,116,980
Securities received as collateral	-	669,738	-	669,738
Financial instruments owned, at fair value:				
Commercial papers and certificate of deposits	-	480,467	-	480,467
U.S. and Canadian government and agency obligations	694,855	9,625,496	-	10,320,351
State and municipal obligations	-	4,952,553	214,290	5,166,843
Corporate and other debt obligations	-	2,688,668	105,580	2,794,248
Mutual fund investments (1)	719,802	-	-	719,802
Equity securities	90,574	269,935	-	360,509
Other investments	-	1,679	-	1,679
Derivative related assets:				
Gross derivatives	8,790	150,252	-	159,042
Netting (2)	-	(68,632)	-	(68,632)
	8,790	81,620	-	90,410
Total financial instruments owned, at fair falue	1,514,021	18,100,418	319,870	19,934,309
Total Assets	$ 2,092,273	$ 59,932,131	$ 319,870	$ 62,344,274
Financial liabilities:				
Short-term borrowings	$ -	$ 6,751,521	$ -	$ 6,751,521
Securities sold under agreements to repurchase	-	45,050,880	-	45,050,880
Obligations to return securities received as collateral	-	669,738	-	669,738
Financial instruments sold, but not yet purchased, at fair value:				
Commercial papers and certificate of deposits	-	28,246	-	28,246
U.S. and Canadian government and agency obligations	920,429	3,881,374	-	4,801,803
State and municipal obligations	-	1,326	-	1,326
Corporate and other debt obligations	-	1,548,228	-	1,548,228
Equity securities	274,143	-	-	274,143
Derivative related liabilities:				
Gross derivatives	12,596	130,166	-	142,762
Netting (2)	-	(68,632)	-	(68,632)
	12,596	61,534	-	74,130
Total financial instruments sold at fair value	1,207,168	5,520,708	-	6,727,876
Total Liabilities	$ 1,207,168	$ 57,992,847	$ -	$ 59,200,015

(1) Wealth accumulation plan assets, see Note 12

(2) For contracts with the same counterparty the netting among positions is classified within the same level. For further information on derivative instruments and hedging activities, see Note 6.

There were no assets or liabilities measured at fair value on a nonrecurring basis during 2015.

Transfers between levels of the fair value hierarchy – Certain securities were transferred between categories during the twelve months ended October 31, 2015.

Transfers between Level 1 and Level 2 are dependent on whether the fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow method (Level 2). U.S. government securities of approximately $54.5 million, reported in financial instruments owned, at fair value, and approximately $24.6 million, reported in financial instruments sold, but not yet purchased, at fair value, were transferred from Level 1 to Level 2 during the period. U.S. government securities of approximately $233.4 million in financial instruments owned, at fair value, were also transferred from Level 2 to Level 1 during the period.

Transfers of assets and liabilities in and out of Level 3 are dependent on whether or not valuation inputs are observable. Transfers between levels are reported at the end of the reporting period in which they occur. During the year ended October 31, 2015, state and municipal obligations of approximately $38.6 million and corporate and other debt obligations of approximately $4.0 million in financial instruments owned, at fair value, were transferred from Level 3 to Level 2. The transfer was due to improved price transparency and observability of inputs. Corporate and other debt obligations of approximately $0.7 million in financial instruments owned, at fair value, were also transferred from Level 2 to Level 3.

Sensitivity of the Fair Value to Changes in the Unobservable Inputs — Due to the unobservable nature of certain significant inputs used to measure Level 3 assets and liabilities, there may be uncertainty about the valuation of Level 3 financial assets and liabilities.

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted average of unobservable inputs (in thousands except for prices and percentages):

Reporting line in the FV hierarchy	Fair Value Assets	Fair Value Liabilities	Sub-Products	Valuation Technique	Significant unobservable inputs	Range of input values (1) Low	Range of input values (1) High	Range of input values (1) Weighted average / input distribution
State and municipal obligations	$ 139,375	$ -	Auction Rate Securities (ARS)	Discounted cash flows	Prepayment rates	4%	8%	5%
					Default rates	9%	10%	10%
					Recovery rates	40%	98%	49%
					Discount margins	2%	4%	2%
				Price-based	Prices	$ 90.40	$ 91.15	$ 90.78
	74,915	-	Non-U.S. municipal bonds	Price-based	Prices	$ 87.63	$ 87.63	$ 87.63
Corporate and other debt obligations	83,225	-	Auction Rate Securities (ARS)	Discounted cash flows	Prepayment rates	4%	8%	5%
					Default rates	10%	10%	10%
					Recovery rates	97%	98%	97%
					Discount margins	4%	5%	4%
	17,744	-	CLO/CDOs	Discounted cash flows	Prepayment rates	0%	30%	15%
					Deafult Rates	0%	5%	3%
					Loss severity rates	20%	70%	45%
					Default margins	3%	13%	8%
	3,180	-	Corporate Bonds - High Yield	Price-based	Prices	$ -	$ 104.00	$ 38.81
	738	-	Emerging Market Corporate Bonds	Price-based	Prices	$ 93.00	$ 93.00	$ 93.00
	693	-	CMBS	Price-based	Prices	$ 8.88	$ 8.88	$ 8.88
	$ 319,870	$ 0						

(1) The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category.

Price-based inputs are significant for certain debt securities, and are based on external benchmarks, comparable proxy instruments or year-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.

Sensitivity to unobservable inputs and interrelationships between unobservable inputs

Discount margin

Discount margin is the difference between a debt instrument's yield and a benchmark instrument's yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. Discount margin therefore represents the discount rate used to present value future cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value, and vice versa.

Default rates

A default rate is the rate at which borrowers fail to make scheduled loan payments. A decreasing default rate will typically increase the fair value of the loan, and vice versa. This effect will be significantly more pronounced for a non-government guaranteed loan than a government guaranteed loan.

Prepayment rates

A prepayment rate is the rate at which a loan will be repaid in advance of its expected amortization schedule. Prepayments change the future cash flows of a loan. An increase in the prepayment rate in isolation will result in an increase in fair value when the loan interest rate is lower than the then current reinvestment rate, and a decrease in the prepayment rate in isolation will result in a decrease in fair value when the loan interest rate is lower than the then current reinvestment rate. Prepayment rates are generally negatively correlated with interest rates.

Recovery and loss severity rates

A recovery rate is an estimation of the amount that can be collected in a loan default scenario. The recovery rate is the percentage of the recovered amount divided by the loan balance due. The inverse concept of recovery is loss severity. Loss severity is an estimation of the loan amount not collected when a loan defaults. The loss severity rate is the percentage of the loss amount divided by the loan balance due. Generally, an increase in the recovery rate or a decrease in the loss severity rate will increase the loan fair value, and vice versa.

Interrelationships between unobservable inputs

Unobservable inputs of ARS, including the above discount margin, default rate, prepayment rate, recovery and loss severity rates, may not be independent of each other. The discount margin can be affected by a change in default rate, prepayment rate, or recovery and loss severity rates. Discount margins will generally decrease when default rates decline or when recovery rates increase. Prepayments may cause fair value to either increase or decrease.

Financial Instruments Not Measured at Fair Value — The carrying amounts and fair values of other financial assets and financial liabilities not measured at fair value in the Consolidated Statement of Financial Condition at October 31, 2015, are as follows (in thousands):

	Carrying Value	Estimated Fair Value	Fair Value Measurement Level 1	Level 2	Level 3
Financial assets					
Cash and cash equivalents (1)	$ 189,958	$ 189,958	$ 189,958	$ -	$ -
Cash segregated for regulatory purposes	1,852,796	1,852,796	669,522	1,183,274	-
Receivable from broker-dealers and clearing organizations	1,375,966	1,375,966	-	1,375,966	-
Receivable from clients and counterparties	2,262,400	2,262,400	-	2,262,400	-
Securities borrowed	11,283,310	11,283,310	-	11,283,310	-
Other assets	767,809	767,809	-	767,809	-
Financial liabilities					
Short-term borrowings (2)	$ 5,209,032	$ 5,211,751	$ -	$ 5,211,751	$ -
Payable to broker-dealers and clearing organizations	734,532	734,532	-	734,532	-
Payable to clients and counterparties	4,967,176	4,967,176	-	4,967,176	-
Securities loaned	3,467,885	3,467,885	-	3,467,885	-
Accounts payable and accrued liabilities	347,855	347,855	-	347,855	-
Liabilities subordinated to claims of general creditors	1,400,000	1,386,623	-	1,386,623	-

(1) Money market investment of $43.0 million is recorded at fair value, and is not included above.

(2) Short-term borrowings of $6.8 billion from Bedford Row are recorded at fair value, and is not included above.

Level 1 - Quoted prices in active markets for identical assets

Level 2 - Significant observable inputs

Level 3 - Significant unobservable inputs

With the exception of long-term borrowings and liabilities subordinated to claims of general creditors, carrying value generally approximates fair value for the remainder of assets and liabilities in the above table. This is due to the relatively short period of time between their origination and expected maturity. These items are generally classified in Level 2 of the fair value hierarchy. Cash and cash equivalents as well as cash segregated for regulatory purposes consist primarily of deposits held at banks and money market funds. These are classified as Level 1 within the fair value hierarchy. In the case of long-term borrowings and liabilities subordinated to claims of general creditors, the discounted cash flow is used in the calculation of fair value. The credit spread and interest rate are inputs in calculating fair value. These are classified as Level 2 within the valuation hierarchy.

18. RELATED PARTY TRANSACTIONS

The related party balances set forth in the tables below resulted from transactions between the Company and RBC and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated between the Company and RBC and affiliates for operational, technology, administrative support and management service. Allocations between the Company and RBC and affiliates are subject to SLA.

At October 31, 2015, amounts receivable from and payable to RBC and affiliates are set forth below (in thousands):

Assets:	
Cash and cash equivalents	$ 14,020
Cash and securities segregated for regulatory purposes	79,521
Receivable from broker-dealers and clearing organizations	285,853
Receivable from clients and counterparties	204,607
Financial instruments owned, at fair value	17,497
Securities purchased under agreements to resell, at fair value	764,196
Securities borrowed	480,237
Other assets	98,245
Liabilties:	
Short-term borrowings (Note 10)	$ 7,363,173
Payable to broker-dealers and clearing organizations	10,590
Payable to clients and counterparties	1,921,640
Financial instruments sold, but not yet purchased, at fair value	2,801
Securities sold under agreements to repurchase, at fair value	3,176,652
Securities loaned	856,306
Accounts payable and accrued liabilities	42,807
Liabilities subordinated to claims of general creditors (Note 11)	1,400,000

Banking activities — The Company maintains certain bank accounts at affiliated banks to segregate customer funds for regulatory purposes and to settle certain transactions in foreign currencies. Amounts held at affiliated banks to segregate customer funds are reported in cash and securities segregated for regulatory purposes on the Consolidated Statement of Financial Condition. There were no segregated customer funds held at affiliated banks at October 31, 2015. Other bank balances at affiliated banks are reported in cash and cash equivalent or short-term borrowings on the Consolidated Statement of Financial Condition. At October 31, 2015, the Company had a receivable to an affiliated bank of $14 million.

Brokerage activities — The Company clears client and firm futures transactions in foreign markets through affiliated clearing broker-dealers. Third party client related balances at affiliated foreign broker-dealers are segregated for regulatory purposes and are reported in cash and securities segregated for regulatory purposes on the Consolidated Statement of Financial Condition. At October 31, 2015, amounts receivable from affiliated foreign broker-dealers for third party clients are as reflected in the table above. At October 31, 2015, amounts receivable from affiliated foreign broker-dealers futures transactions totaled $42.7 million and are reported in receivable from broker-dealer and clearing organizations on the Consolidated Statement of Financial Condition.

At times, affiliated broker-dealers are counterparties to trades executed by the Company. In the event these trades fail to settle on the contractual settlement date, outstanding receivables or payables are reported in receivable from and payable to broker-dealer and clearing organizations on the Consolidated Statement of Financial Condition. At October 31, 2015, receivables and payables related to fails totaled $243.1 million and $10.6 million, respectively.

The Company provides securities and futures execution, clearance, and custody services to RBC and affiliates. Receivables and payables in connection with these services are reported in receivable from and payable to clients

and counterparties on the Consolidated Statement of Financial Condition. Outstanding balances at October 31, 2015 are as reflected in the table above.

Derivative activities — The Company enters into certain derivative transactions with RBC and affiliates to economically hedge certain trading activities and certain deferred compensation liabilities. Derivative fair values with RBC and affiliates are reported in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, fair value on the Consolidated Statement of Financial Condition. Outstanding balances at October 31, 2015 are as reflected in the table above.

Collateralized financing activities — The Company enters into resale and repurchase agreements with RBC and affiliates under master repo agreements. Resale agreements, which are entered into primarily to facilitate client activities and to cover short sales, are reported in securities purchased under agreement to resell, at fair value on the Consolidated Statement of Financial Condition and are as set forth in the table above. Repurchase agreements, which are entered into for financing purposes, are reported in securities sold under agreements to repurchase, at fair value on the Consolidated Statement of Financial Condition and are as set forth in the table above.

The Company also enters into securities borrow and securities loan with RBC and affiliates under securities lending agreements. Securities borrow activities, which are entered into for short sales and other financing activities, are reported in securities borrowed on the Consolidated Statement of Financial Condition and are as set forth above. Securities loan activities, which are entered into for financing purposes, are reported in securities loaned on the Consolidated Statement of Financial Condition and are as set forth in the table above.

The Company also enters into secured short-term loans with an affiliate. These loans are reported in short-term borrowings and are discussed in Note 10.

Other assets and accounts payable and accrued liabilities in the table above include amounts receivable from and payable to affiliates for the various activities discussed above and other reimbursements for payments the Company made on behalf of affiliates.

19. VARIABLE INTEREST ENTITIES

Consolidated VIEs

A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is known as the primary beneficiary, and is the entity with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

The Company consolidates VIEs of which it is the primary beneficiary. The Company performs qualitative, and in certain cases, quantitative, analyses to determine whether the Company is the primary beneficiary of a VIE based on the facts and circumstances and the Company's interest(s) in the VIE.

The Company sold certain municipal bonds into TOB programs, where each TOB program consists of a credit enhancement ("CE") trust and a TOB trust. Both the CE and the TOB trusts are VIEs. Each bond sold to the TOB program is supported by a letter of credit issued by the Ultimate Parent, which requires an affiliate to extend funding if there are any credit losses on the bond, and is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate. The Company is the remarketing agent for certain floating-rate certificates and the Ultimate Parent provides liquidity facilities to each of the TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed. The Company also holds the residual certificates issued by these TOB programs, which will expose the Company to interest rate basis risk. The Company consolidates TOB VIEs in which the Company is the holder of the residual certificate as the Company has the power to direct the significant activities of the VIEs and is exposed to losses that could be potentially significant to the TOB VIEs.

As of October 31, 2015, the assets and liabilities of consolidated VIEs recorded in the Company's Consolidated Statement of Financial Condition are as follows (in thousands):

	Municipal TOB Trusts
Consolidated assets [1]	
Financial instruments owned, at fair value	4,646,112
Other assets	16,620
Total assets	$ 4,662,732
Consolidated liabilities	
Short-term borrowings	$ 4,656,224
Financial instruments sold, but not yet purchased, at fair value	1,687
Accounts payable and accrued liabilities	4,821
Total liabilities	$ 4,662,732

(1) Investors do not have recourse to the Company's general assets, unless the Company breaches its contractual obligations related to these VIEs.

Nonconsolidated Variable Interest Entities

Securitization transactions generally involve VIEs. Primarily as a result of its secondary market-making activities, the Company owns securities issued by securitization special purpose entities ("SPEs") for which the maximum exposure to loss is generally limited to the fair value of the Company's investments in the VIEs. The Company's primary risk exposure is to the securities issued by the SPE owned by the Company, with the risk highest on the most subordinate class of beneficial interests. The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives. Additionally, during the year ended October 31, 2015, the Company did not provide any form of non-contractual support to any of these entities. The Company's maximum exposure to loss is equal to the fair value of the securities owned.

The following table provides information about nonconsolidated VIEs as of October 31, 2015, in which the Company has variable interests (in thousands):

	VIE assets that the Company does not consolidate	Carrying value of exposure to loss in VIE - Financial instruments owned, at fair value	Maximum exposure to loss - Financial instruments owned, at fair value
Auction rate securities	$ 892,850	$ 208,235	$ 208,235
Asset backed securities	41,057,111	392,739	392,739
Collateralized mortgage obligation	24,269,601	673,974	673,974
Mortgage backed securities	9,854,358	113,086	113,086
Electronic traded funds	752,941,295	22,551	22,551
Total	$ 829,015,215	$ 1,410,585	$ 1,410,585

20. COMMITMENTS AND CONTINGENT LIABILITIESS

Securities Transactions — At October 31, 2015, the Company had commitments to enter into future resale and repurchase agreements. At October 31, 2015, commitments in connection with resale agreements totaled $1.7 billion and commitments for repurchase agreements totaled $0.2 billion.

The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in financial instruments sold, but not yet purchased, at fair value on the Consolidated Statement of Financial Condition. The Company will incur losses if the value of these securities increases subsequent to October 31, 2015.

The Company also pledges customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearinghouses and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

Leases — The Company leases office space, furniture, and communications and information technology equipment under various non-cancellable operating and capital leases. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payments of real estate taxes, insurance, and other occupancy expenses. At October 31, 2015, the aggregate future minimum rental payments were as follows (in thousands):

Year	Gross Commitment	Sublease Income	Net Commitment
2016	$ 97,583	$ (954)	$ 96,629
2017	90,600	(895)	89,705
2018	77,360	(922)	76,438
2019	66,466	(78)	66,388
2020	55,395	-	55,395
Thereafter	170,630	-	170,630
Total	$ 558,035	$ (2,849)	$ 555,185

The Company accrues for potential real estate liabilities in a manner consistent with US GAAP; that is when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. Asset retirement obligations for real estate liabilities totaled $2.2 million, offset with accumulated amortization of $1.5 million at October 31, 2015. The Company reviews the status of their real estate properties on a quarterly basis and adjusts its reserves accordingly.

Exchange and Clearing Memberships — The Company maintains memberships with various domestic exchanges and clearinghouses. Exchange memberships owned by the Company are carried at cost as an intangible asset in goodwill and intangible assets on the Consolidated Statement of Financial Condition and assessed periodically for potential impairment in accordance with ASC 940, *Financial Services — Brokers and Dealers*. There were no exchange membership impairments for the year ended October 31, 2015.

Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted. The Company's maximum potential liability under these arrangements cannot

be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded for these arrangements at October 31, 2015.

Litigation — The Company has been named, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

Rural/Metro litigation
On October 14, 2014, the Delaware Court of Chancery (the Court of Chancery) in a class action brought by former shareholders of Rural/Metro Corporation, held the Company liable for aiding and abetting a breach of fiduciary duty by three Rural/Metro directors, but did not make an additional award for attorney's fees. A final judgment was entered on February 19, 2015 in the amount of US$93 million plus post judgment interest. RBC Capital Markets, LLC appealed the Court of Chancery's determination of liability and quantum of damages, and the plaintiffs cross-appealed the ruling on additional attorneys' fees. On November 30, 2015, the Delaware Supreme Court affirmed the Court of Chancery with respect to both the appeal and cross-appeal. The Company is cooperating with an investigation by the U.S. Securities and Exchange Commission relating to this matter. Management believes the ultimate resolution of this proceeding, including any possible appeal, will not have a material adverse effect on the financial statement of the Company.

Wisconsin school districts litigation
The Company, RBC Europe, Ltd. and Parent are defendants in a lawsuit relating to their role in transactions involving investments made by a number of Wisconsin school districts in certain collateralized debt obligations. These transactions were also the subject of a regulatory investigation. In September 2011, we reached a settlement with the Securities and Exchange Commission which was paid to the school districts through a Fair Fund. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of this proceeding or the timing of its resolution; however, management believes the ultimate resolution of this proceeding will not have a material adverse effect on our consolidated financial position.

Foreign Exchange Matters
On July 2, 2015, the Brazilian civil antitrust authority Administrative Council for Economic Defense (CADE) initiated an administrative proceeding to investigate possible violations of Brazilian antitrust law by a number of banks, including RBC, regarding foreign exchange trading. The matter is in its initial stages. On July 31, 2015, the Company was added as a new defendant in a pending putative class action initially filed in November 2013 in the United States District Court for the Southern District of New York. The action is brought against multiple foreign exchange dealers and alleges collusive behavior, among other allegations, in foreign exchange trading. The action is in its initial stages as it relates to the new defendants, including the Company. On September 11, 2015, a class action lawsuit was filed in the Ontario Superior Court of Justice and a motion for authorization of a class action was filed in the Quebec Superior Court, both on behalf of an alleged class of Canadian investors, against RBC, the Company and a number of other foreign exchange dealers. The Canadian class actions allege that the defendants conspired to manipulate the prices of currency trades and are in their initial stages. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of this proceeding or the timing of its resolution; however, management believes the ultimate resolution of this proceeding will not have a material adverse effect on our consolidated financial position.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict the loss or range of loss, if any, related to such matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the Consolidated Statement of Financial Condition of the Company, although the outcome of such matters could be material to the Company's operating

results and cash flows for a particular future period, depending on, among other things, the level of the Company's revenues, income or cash flows for such period.

Legal accruals have been established in accordance with the requirements for accounting for contingencies. Once established, accruals are adjusted when there is more information available or when an event occurs requiring a change. There is a reasonable possibility that an additional loss may be incurred beyond the amount of legal accruals depending on the ultimate outcome of legal actions for which the Company is involved.

21. CREDIT QUALITY AND MARKET RISK

The Company's clearance activities involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customer transactions involving the sales of securities short ("short sales"), entering into futures transactions and the writing of option contracts. Short sales require the Company to borrow securities to settle customer short sale transactions and, as such, these transactions may expose the Company to loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance. The Company did not incur any significant losses associated with credit events during the year.

22. REGULATORY CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined.

The Company is also subject to the CFTC's minimum financial requirements (Regulation 1.17) which require the Company maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 8% of the total risk margin requirement for positions carried in noncustomer accounts, as defined. In addition, the FINRA may require a member firm to reduce its business if net capital is less than 4% of aggregate debits and may prohibit a firm from expanding its business if net capital is less than 5% of

aggregate debits. At October 31, 2015, the Company had net capital of $1,401.7 million, which was $1,211.6 million in excess of the required minimum net capital.

To allow an affiliate to classify its assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for PAB.

23. SUBSEQUENT EVENT

The Company has evaluated events and transactions that occurred subsequent to October 31, 2015 through the date these Consolidated Statement of Financial Condition were issued, and determined there were no events or transactions during such period which would require recognition or disclosure in these Consolidated Statement of Financial Condition.

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